October 2, 2017

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	The Community Financial Corporation

Registration Statement on Form S-4

Request for Acceleration of Effectiveness

File No. 333-220455

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-4, The Community Financial Corporation hereby requests that said Registration Statement on Form S-4 be declared effective on Wednesday, October 4, 2017 at 3:00 p.m., Eastern time, or as soon thereafter as practicable.

If you have any questions regarding this request, please telephone Edward G. Olifer of Kilpatrick Townsend & Stockton LLP at 202.508.5852.

Very truly yours,

THE COMMUNITY FINANCIAL CORPORATION

/s/ William J. Pasenelli

William J. Pasenelli
President and Chief Executive Officer

cc:	Jessica Livingston, U.S. Securities and Exchange Commission
Edward G. Olifer, Esq., Kilpatrick Townsend & Stockton LLP

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